June 21, 2006
VIA EDGAR AND FEDERAL EXPRESS
Michael McTiernan
Special Counsel
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Summit Hotel Properties, LLC Form 10 File No. 0-51955 Filed May 1, 2006
Dear Mr. McTiernan:
On behalf of Summit Hotel Properties, LLC (the “Company”), we are submitting for filing marked copies of Amendment No. 1 to the Company’s Registration Statement on Form 10.
We have reviewed your letter, dated May 24, 2006, concerning the Staff’s comments to the Form 10. We have been authorized by the Company to provide the responses below. Each response bears a number that corresponds to the number assigned to the comment in your letter.
We are providing a hard copy of this letter for your convenience, together with a blacklined copy of Amendment No. 1, showing all changes.
General
1.	We have attached the Independent Auditor’s consent as Exhibit 23.1.
Hotel Management, page 6
2.	We have complied with this comment on page 6 of the Registration Statement.
Competitive Strengths, beginning on page 6
3.	We have complied with this comment on page 7 of the Registration Statement. Supporting documentation has been attached as Annex 1 to this letter.

Securities and Exchange Commission
June 21, 2006

Policy on Sale of Hotels, page 7
4.	We have complied with this comment on page 7 of the Registration Statement.
Corporate Operations, page 8
5.	We have complied with this comment on page 8 of the Registration Statement.
Liquidation Strategy, page 9
6.	We have complied with this comment on page 10 of the Registration Statement. The Operating Agreement provides the Board of Managers the flexibility to liquidate or not liquidate, consider a variety of methods of liquidation, determine the most appropriate timing of liquidation, and consider alternate methods of distributing or using proceeds. This is designed to allow the Company to liquidate at a time and in manner that is responsive to current market conditions, and the desires of the Company’s investors. Language has been added to reflect the flexibility in distribution or use of any liquidation proceeds.
Environmental Matters, page 11
7.	We have complied with this comment on page 12 of the Registration Statement. Although the registrant has incurred certain costs and expenses relating to clean-up of environmental hazards previously, and anticipates incurring more in the future, these have not been material and are not anticipated to be material to the registrant’s financial condition or future liability. We have revised the relevant risk factor on page 18 of the Registration Statement to add information regarding a current acquisition which has known environmental issues.
8.	We have complied with this comment on page 12 of the Registration Statement.
Hotels are subject to significant competition... page 13
9.	We have complied with this comment on pages 14 and 15 of the Registration Statement.
Risk Factors
10.	We have complied with this comment on page 13 of the Registration Statement.

11.	We have complied with this comment on pages 14, 16, 17, 19, and 20 of the Registration Statement.

12.	We have complied with this comment on page 20 of the Registration Statement.

13.	We have complied with this comment on pages 19 — 20 of the Registration Statement.

Securities and Exchange Commission
June 21, 2006

The conditions of our existing indebtedness include ... page 14
14.	We have complied with this comment on pages 15 — 16 of the Registration Statement. For each of the Company’s material loans, relevant terms and conditions are listed, including leverage ratios, debt service coverage requirements, and replacement reserve requirements, if any.
We may not be able to refinance our loans ... page 15
15.	We have complied with this comment on page 16 of the Registration Statement.
Changes in our debt service requirements ... page 16
16.	We have complied with this comment on page 17 of the Registration Statement.
Governmental regulations and noncompliance therewith ... page 16
17.	We have complied with this comment on page 18 of the Registration Statement.
Members may be required to report ... page 17
18.	We have complied with this comment on page 19 of the Registration Statement.
The issuance of additional membership interests will dilute your ownership, page 18
19.	We have complied with this comment on page 20 of the Registration Statement.
Liquidity and Capital Resources, page 22
20.	We have not included disclosure in this section relating to the $1,591,775 note payable to The Summit Group because the amount of the note payable is not material in relation to the aggregate outstanding indebtedness of the Company ($184,890,493). There are a number of small loans which are not specifically identified due to their relative immateriality to the Company’s financial position.
Additional Information Concerning Sources and Uses of Cash, page 24
21.	We have complied with this comment on page 27 of the Registration Statement.
Properties, page 27
22.	We have complied with this comment by attaching Exhibit 99.1 to the Registration Statement.
Ground Leases, page 27
23.	We have complied with this comment on pages 30-31 of the Registration Statement.

Securities and Exchange Commission
June 21, 2006

Certain Beneficial Owners, page 29
24.	Class B membership interests are not disclosed in the beneficial ownership tables because they are non-voting interests.
25.	We have complied with this comment on pages 32-33 of the Registration Statement. Regarding the voting and investment control of Schock Investment Partnership discussed in footnote (8), there are 11 partners in this general partnership. There is no board, general partner, manager or officers. Each partner’s vote on all partnership decisions is based upon such partner’s respective ownership interest, none of which exceeds 16.48%. Due to the large number of partners and dispersed control of the partnership, the names of each partner have not been listed.
Managers and Executive Officers of the Company, page 29
26.	We did not include the Class A interests held by Bluestem Capital Company, LLC as shares beneficially held by Paul A. Schock because, although he previously was a partner and co-manager of Bluestem, he left Bluestem in June 2004. Mr. Schock holds no partner, manager or officer position at Bluestem, and exercises no voting or investment control over Bluestem investments.
Directors and Executive Officers, page 30
27.	We have complied with this comment on pages 33 and 35 of the Registration Statement.
Management Agreement, page 33
28.	With the exception discussed herein, we have complied with this comment on page 36 of the Registration Statement. We believe that the amount of compensation reimbursed to the hotel manager by the registrant is not relevant disclosure to an investor in light of the circumstances. The hotel manager acts in the same position as is typically held by a third-party. The compensation of hotel manager employees and officers is subject to the 4.5% cap, thus providing investors with assurance that hotel manager employee and officer compensation is not excessive.
29.	See comment to Item 28.
Membership Interests, page 33
30.	We have complied with this comment on page 37 of the Registration Statement.
Recent Sales of Unregistered Securities, page 35
31.	We have complied with this comment on page 38 of the Registration Statement.
32.	We have complied with this comment on page 39 of the Registration Statement.
33.	We are only registering Class A membership interests. We have so stated on page 38.

Securities and Exchange Commission
June 21, 2006

Description of Registrant’s Securities to be Registered, page 36
34.	We are only registering Class A membership interests. We have so stated on page 39.
35.	We have complied with this comment on page 42 of the Registration Statement.
Class B Membership Interest
36.	We have complied with this comment on page 40 of the Registration Statement.
Distributions, page 37
37.	We have complied with this comment on page 41 of the Registration Statement.
Other Investor Matters, page 38
38.	We have complied with this comment on page 42 of the Registration Statement.
39.	We have not redeemed any units and, prior to doing so, will review our program and applicable law and guidance.
Financial Statements
40.	We have complied with this comment and have included in the Registration Statement the condensed consolidated financial statements as of and for the three months ended March 31, 2006 and 2005.
Note 6 — Acquisitions, page F-14
41.	The Company has a formal, detailed policy which it applies when considering potential acquisitions. This policy includes an analysis of the target property’s past financial performance, potential future financial performance, current property condition, franchise suitability, local competition and several other factors. Because the Company evaluates several acquisition opportunities each year and keeps abreast of industry standards for evaluating fair market value of properties, management of the Company has substantial experience in determining the fair market value of hotel properties. The Company documents its determination of fair market value related to each of its completed acquisitions. Because the Company’s ideal acquisition targets are hotels that are performing below the market in their revenue or are not as profitable as they could be because of poor management or the property is in need of renovation, acquisition prices have been allocated to the underlying real estate and none of the price has been allocated to intangible assets or goodwill.

As a part of its financing activities, the Company obtains independent real estate appraisals of its hotel properties on a regular basis. In addition, the Company engaged Eide Bailly LLP, Certified Public Accountants, to prepare business valuations for certain of its hotel properties. The

Securities and Exchange Commission
June 21, 2006

Company uses the results of these appraisals and valuations in allocating the purchase price of hotel acquisitions. In 2004 and 2005, many of the Company’s acquisitions have resulted in an aggregated purchase price allocation. The Company allocates the purchase price based upon the fair market value of the assets acquired. Generally, cash, accounts receivable, inventory and other current assets are not material in the Company’s acquisitions. The land, buildings, land improvements, furniture and equipment related to the hotel properties acquired represent the most significant asset acquired in purchase transactions. To date, the fair market value of the real property and equipment acquired in each transaction or in a group of aggregated transactions has equaled or exceeded the consideration paid. In cases where the fair market value of the property acquired exceeded the consideration paid, the Company has allocated as a pro rata reduction the various components of property and equipment.
The accompanying consolidated financial statements and specifically, Note 6 - “Acquisitions”, have been updated to reflect additional disclosure regarding our policies for evaluating and allocating purchase prices in accordance with SFAS No. 141, “Business Combinations”.
42.	The revised financial statements and specifically, Note 6 “Acquisitions” disclosure, has been updated to disclose in tabular form all information required by paragraphs 51-53 of SFAS 141.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter or Amendment No. 1, please do not hesitate to call the undersigned at 605-334-0005.

Very truly yours, HAGEN, WILKA, & ARCHER, P.C.
/s/ Jennifer L. Larsen

Jennifer L. Larsen

JLL/ldm

Performance by Segments
Period ending: December 2004

	December 2004 vs December 2003												Year to Date - December 2004 vs December 2003
	Occ %		ADR ($)		RevPAR ($)		Percent Change from December 2003						Occ %		ADR ($)		RevPAR ($)		Percent Change from YTD 2003
										Room	Room	Room										Room	Room	Room
	2004	2003	2004	2003	2004	2003	Occ.	ADR	RevPAR	Rev	Avail	Sold	2004	2003	2004	2003	2004	2003	Occ.	ADR	RevPAR	Rev	Avail	Sold
Total United States	48.6	47.1	84.25	80.37	40.95	37.82	3.2	4.8	8.3	9.1	0.7	4.0	61.3	59.1	86.41	83.11	52.93	49.11	3.7	4.0	7.8	8.8	1.0	4.6

Chain Scale
Luxury	56.8	54.9	259.46	240.70	147.28	132.19	3.5	7.8	11.4	12.2	0.7	4.1	68.0	64.6	232.84	221.28	158.32	142.87	5.3	5.2	10.8	12.8	1.8	7.2
Upper Upscale	54.3	53.2	130.04	123.13	70.60	65.54	2.1	5.6	7.7	9.8	2.0	4.0	69.0	66.3	131.65	126.73	90.87	84.01	4.1	3.9	8.2	10.0	1.7	5.9
Upscale	55.4	53.5	93.71	88.32	51.96	47.23	3.6	6.1	10.0	9.3	-0.6	3.0	69.1	66.1	96.57	92.97	66.76	61.41	4.5	3.9	8.7	9.2	0.5	5.2
Midscale w/ F&B	43.6	42.4	69.81	67.37	30.43	28.58	2.8	3.6	6.5	4.9	-1.5	1.2	57.2	55.2	73.82	72.04	42.25	39.74	3.6	2.5	6.3	4.5	-1.7	2.0
Midscale w/o F&B	50.8	48.9	68.60	64.75	34.82	31.69	3.9	5.9	9.9	11.4	1.4	5.1	64.1	61.9	70.90	68.53	45.45	42.39	3.6	3.5	7.2	10.2	2.8	6.5
Economy	44.5	42.6	45.60	44.59	20.27	19.00	4.5	2.3	6.7	6.7	0.0	4.4	54.6	53.1	48.52	47.65	26.49	25.32	2.8	1.8	4.6	3.9	-0.7	2.0
Independents	47.7	46.3	83.20	79.91	39.68	36.99	3.0	4.1	7.3	9.0	1.6	4.7	60.1	58.2	86.32	82.94	51.90	48.27	3.3	4.1	7.5	9.6	2.0	5.3

Region
New England	44.2	43.8	91.94	90.22	40.66	39.50	0.9	1.9	2.9	3.8	0.8	1.8	60.8	59.2	101.86	98.14	61.96	58.14	2.7	3.8	6.6	7.4	0.7	3.4
Middle Atlantic	54.0	52.0	131.33	121.08	70.98	63.01	3.8	8.5	12.6	13.3	0.6	4.5	65.0	63.1	115.20	108.39	74.86	68.36	3.0	6.3	9.5	11.0	1.4	4.4
South Atlantic	50.5	47.9	81.28	75.89	41.08	36.38	5.4	7.1	12.9	13.3	0.3	5.8	62.9	59.6	85.85	82.23	54.03	49.00	5.5	4.4	10.3	11.0	0.7	6.4
East North Central	42.0	40.6	71.84	70.58	30.17	28.68	3.4	1.8	5.2	5.7	0.5	3.8	55.3	54.3	76.29	75.31	42.19	40.88	1.8	1.3	3.2	4.0	0.8	2.6
East South Central	45.2	43.6	60.37	58.35	27.29	25.42	3.7	3.5	7.4	7.9	0.5	4.3	57.5	56.2	63.20	61.05	36.33	34.32	2.3	3.5	5.9	6.1	0.2	2.4
West North Central	42.4	41.7	63.06	61.04	26.74	25.46	1.7	3.3	5.0	6.3	1.2	2.9	56.6	55.2	66.41	64.63	37.56	35.66	2.5	2.8	5.3	6.2	0.9	3.4
West South Central	46.6	45.5	65.87	64.72	30.72	29.42	2.4	1.8	4.4	6.8	2.2	4.9	57.7	56.3	70.89	69.05	40.87	38.89	2.5	2.7	5.1	7.7	2.5	4.9
Mountain	48.5	47.3	83.09	79.88	40.32	37.78	2.5	4.0	6.7	7.0	0.2	2.8	63.3	61.0	88.23	83.78	55.84	51.13	3.8	5.3	9.2	10.0	0.7	4.5
Pacific	54.4	53.4	96.22	92.22	52.33	49.27	1.9	4.3	6.2	7.0	0.7	2.5	66.0	63.2	98.59	95.53	65.02	60.35	4.4	3.2	7.7	8.6	0.8	5.2

Price
Luxury	53.5	52.3	139.67	133.95	74.75	70.11	2.3	4.3	6.6	7.9	1.2	3.5	68.5	65.9	142.01	137.72	97.29	90.78	3.9	3.1	7.2	9.7	2.4	6.4
Upscale	48.7	47.1	95.05	90.18	46.31	42.45	3.4	5.4	9.1	10.8	1.6	5.1	63.2	60.8	95.85	92.25	60.53	56.12	3.9	3.9	7.9	9.6	1.6	5.5
Midprice	47.0	45.7	69.05	65.76	32.48	30.06	2.8	5.0	8.1	8.6	0.5	3.4	59.3	57.2	70.87	68.26	42.06	39.03	3.7	3.8	7.8	8.6	0.8	4.6
Economy	45.9	44.0	52.63	50.31	24.14	22.16	4.3	4.6	8.9	9.0	0.0	4.2	56.2	54.4	54.41	52.84	30.59	28.77	3.3	3.0	6.3	6.0	-0.3	2.9
Budget	47.8	45.9	43.16	41.21	20.65	18.92	4.1	4.7	9.1	8.6	-0.5	3.7	57.2	55.7	44.56	43.26	25.47	24.11	2.7	3.0	5.6	5.3	-0.4	2.2

Location
Urban	51.9	50.4	123.26	114.94	64.03	57.96	3.0	7.2	10.5	11.0	0.5	3.5	65.5	62.8	119.28	113.03	78.08	71.00	4.3	5.5	10.0	12.0	1.8	6.1
Suburban	47.5	45.9	71.49	68.21	33.96	31.30	3.5	4.8	8.5	10.7	2.1	5.7	60.0	58.0	75.12	72.51	45.09	42.08	3.4	3.6	7.2	9.0	1.7	5.2
Airport	53.0	51.4	74.15	71.37	39.33	36.71	3.1	3.9	7.1	7.2	0.0	3.1	65.0	61.6	78.43	76.10	50.96	46.92	5.5	3.1	8.6	8.6	0.0	5.4
Highway	44.9	43.4	61.60	59.44	27.68	25.77	3.5	3.6	7.4	7.4	0.0	3.6	57.2	55.8	65.24	63.45	37.32	35.42	2.5	2.8	5.4	5.5	0.1	2.6
Resort	52.8	51.6	129.04	123.00	68.18	63.42	2.3	4.9	7.5	6.3	-1.1	1.3	66.3	63.5	129.80	125.48	86.11	79.62	4.4	3.4	8.2	8.3	0.1	4.7
COPYRIGHT DISCLOSURE
Smith Travel Research’s Lodging Review, a publication of Smith Travel Research, is intended solely for use by paid subscribers. Reproduction or distribution in whole or part without written permission is prohibited and subject to legal action. Copyright laws apply. Site licenses are available.
The purpose of this publication is to promote competition within the lodging industry by providing information that will enable owners/operators to compete effectively and intelligently in the marketplace.
Source and Copyright(c) 2005 Smith Travel Research.

4

Performance by Segments
Period ending: December 2005

	December 2005 vs December 2004												Year to Date - December 2005 vs December 2004
	Occ%		ADR($)		RevPAR($)		Percent Change from December 2004						Occ %		ADR ($)		RevPAR ($)		Percent Change from YTD 2004
										Room	Room	Room										Room	Room	Room
	2005	2004	2005	2004	2005	2004	Occ.	ADR	RevPAR	Rev	Avail	Sold	2005	2004	2005	2004	2005	2004	Occ.	ADR	RevPAR	Rev	Avail	Sold
Total United States	50.8	48.7	90.37	84.07	45.90	40.95	4.3	7.5	12.1	12.6	0.4	4.7	63.1	61.3	90.84	86.24	57.34	52.88	2.9	5.3	8.4	8.8	0.4	3.3

Chain Scale
Luxury	58.0	56.6	276.89	258.48	160.54	146.23	2.5	7.1	9.8	7.1	-2.4	0.0	70.2	67.8	250.05	232.34	175.66	157.50	3.5	7.6	11.5	11.6	0.0	3.7
Upper Upscale	56.3	54.3	141.16	129.69	79.54	70.45	3.7	8.8	12.9	13.3	0.4	4.1	70.9	69.0	140.61	131.53	99.71	90.82	2.8	6.9	9.8	11.2	1.3	4.0
Upscale	56.4	54.8	101.24	92.67	57.06	50.74	2.9	9.2	12.5	15.1	2.3	5.3	70.3	68.7	102.57	95.46	72.14	65.54	2.3	7.4	10.1	11.8	1.6	4.0
Midscale w/ F&B	45.7	43.4	74.63	69.47	34.11	30.18	5.3	7.4	13.0	10.3	-2.4	2.7	58.9	57.1	77.51	73.75	45.65	42.11	3.2	5.1	8.4	5.3	-2.8	0.2
Midscale w/o F&B	52.1	50.2	73.90	67.64	38.53	33.96	3.8	9.3	13.5	15.5	1.8	5.7	65.7	63.2	75.52	70.19	49.58	44.39	4.0	7.6	11.7	12.7	0.9	4.7
Economy	47.8	45.7	47.30	44.88	22.62	20.49	4.6	5.4	10.4	10.1	-0.2	4.5	57.5	55.5	49.45	47.65	28.41	26.44	3.6	3.8	7.5	7.5	0.0	3.5
Independents	49.7	47.5	88.93	83.39	44.19	39.63	4.6	6.6	11.5	12.6	0.9	5.5	61.3	60.0	88.53	86.23	54.27	51.71	2.2	2.7	5.0	5.9	0.9	3.1

Region
New England	44.9	44.2	96.54	92.23	43.30	40.76	1.6	4.7	6.2	7.8	1.5	3.0	60.4	60.8	105.03	102.28	63.40	62.19	-0.7	2.7	1.9	3.1	1.1	0.4
Middle Atlantic	53.3	54.1	145.62	131.19	77.64	70.96	-1.5	11.0	9.4	10.2	0.7	-0.7	65.9	65.0	124.50	115.18	82.03	74.82	1.4	8.1	9.6	10.4	0.7	2.1
South Atlantic	52.1	50.9	87.43	80.76	45.53	41.07	2.4	8.3	10.9	11.8	0.8	3.3	64.3	63.1	91.15	85.41	58.59	53.89	1.9	6.7	8.7	8.7	0.0	1.9
East North Central	42.3	42.2	74.51	71.74	31.54	30.25	0.2	3.9	4.3	4.9	0.6	1.0	56.3	55.4	79.53	76.28	44.82	42.25	1.6	4.3	6.1	6.4	0.3	2.1
East South Central	49.1	45.5	65.67	59.93	32.26	27.29	7.9	9.6	18.2	15.6	-2.2	5.5	60.5	57.7	66.26	62.85	40.09	36.30	4.9	5.4	10.4	9.9	-0.5	4.2
West North Central	42.9	42.4	66.42	63.01	28.49	26.70	1.2	5.4	6.7	8.0	1.2	2.5	57.3	56.6	69.31	66.35	39.72	37.54	1.2	4.5	5.8	6.7	0.9	2.2
West South Central	54.9	46.9	73.54	65.48	40.40	30.68	17.1	12.3	31.7	30.7	-0.7	16.4	62.6	57.8	73.46	70.58	45.98	40.79	8.3	4.1	12.7	13.1	0.3	8.7
Mountain	51.3	48.4	88.32	82.97	45.29	40.16	6.0	6.4	12.8	14.6	1.6	7.7	64.9	63.2	90.05	87.80	58.48	55.52	2.7	2.6	5.3	6.4	1.1	3.8
Pacific	56.2	54.3	103.50	96.53	58.21	52.41	3.5	7.2	11.1	11.0	0.0	3.5	68.3	65.9	105.23	98.95	71.92	65.22	3.6	6.3	10.3	10.4	0.1	3.8

Price
Luxury	55.9	53.7	148.42	139.12	83.03	74.74	4.1	6.7	11.1	13.1	1.8	6.0	70.3	68.7	147.84	140.89	103.98	96.80	2.3	4.9	7.4	9.2	1.7	4.1
Upscale	50.6	48.6	99.93	93.19	50.57	45.33	4.1	7.2	11.6	13.5	1.7	5.8	64.7	63.0	99.39	94.08	64.35	59.25	2.7	5.6	8.6	10.4	1.6	4.5
Midprice	49.2	47.2	72.72	67.55	35.75	31.87	4.2	7.7	12.2	11.7	-0.4	3.7	61.2	59.4	73.26	69.82	44.82	41.47	3.0	4.9	8.1	7.6	-0.5	2.5
Economy	47.9	45.7	54.23	50.73	25.96	23.19	4.8	6.9	11.9	11.3	-0.6	4.1	58.0	56.1	55.09	52.94	31.95	29.68	3.4	4.1	7.6	6.8	-0.7	2.7
Budget	49.7	47.6	45.24	42.21	22.50	20.08	4.4	7.2	12.1	10.7	-1.2	3.2	58.5	56.8	45.65	43.83	26.71	24.88	3.0	4.2	7.4	6.0	-1.3	1.8

Location
Urban	55.4	52.5	131.18	120.65	72.64	63.36	5.5	8.7	14.6	14.1	-0.5	4.9	68.1	65.3	124.57	116.50	84.79	76.13	4.3	6.9	11.4	10.9	-0.5	3.7
Suburban	51.7	49.3	75.79	70.90	33.19	34.94	4.9	6.9	12.2	13.2	0.9	5.9	63.9	61.6	78.96	74.90	50.45	46.15	3.7	5.4	9.3	10.4	1.0	4.7
Airport	57.0	55.2	82.76	75.43	47.15	41.67	3.3	9.7	13.2	13.5	0.3	3.5	68.9	66.7	85.56	79.29	58.93	52.87	3.3	7.9	11.5	11.8	0.3	3.6
Interstate	45.3	44.2	57.88	54.97	26.25	24.27	2.5	5.3	8.2	10.0	1.7	4.5	57.0	55.9	60.16	57.81	34.28	32.30	2.0	4.1	6.1	7.6	1.4	3.4
Resort	54.9	53.2	129.01	118.23	70.88	62.85	3.2	9.1	12.8	10.8	-1.8	1.5	66.7	65.9	126.72	120.01	84.46	79.11	1.2	5.6	6.8	4.8	-1.8	-0.7
Small Metro/Town	43.3	41.5	67.15	63.39	29.07	26.30	4.3	5.9	10.5	11.9	1.2	5.6	56.5	55.2	71.26	68.82	40.29	38.01	2.4	3.5	6.0	7.0	0.9	3.3
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Smith Travel Research’s Lodging Review, a publication of Smith Travel Research, is intended solely for use by paid subscribers. Reproduction or distribution in whole or part without written permission is prohibited and subject to legal action. Copyright laws apply. Site licenses are available.
The purpose of this publication is to promote competition within the lodging industry by providing information that will enable owners/operators to compete effectively and intelligently in the marketplace.
Source and Copyright© 2006 Smith Travel Research.

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